Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intersil Corporation:

We consent to the use of our reports dated February 18, 2014 with respect to the consolidated balance sheets of Intersil Corporation and subsidiaries as of January 3, 2014 and December 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended January 3, 2014, and the effectiveness of internal control over financial reporting as of January 3, 2014, incorporated herein by reference.

/s/ KPMG LLP

Orlando, FL

August 22, 2014

Certified Public Accountants